Condensed Consolidated Interim Financial Statements
March 31, 2015
(Unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended March 31
		2015	2014
	Note

Revenues	3	61,835	104,996
Cost of sales	4
Production costs		(59,506)	(85,557)
Depletion and amortization		(10,308)	(10,652)
Earnings (loss) from mining operations		(7,979)	8,787

General and administrative		(4,743)	(5,074)
Exploration and evaluation		(264)	(1,748)
Gain on derivatives	5	11,785	1,082
Other income (expenses)		271	1,085
Income (loss) before financing costs and income taxes		(930)	4,132

Finance expenses	6	(6,362)	(6,647)
Finance income		657	1,122
Foreign exchange loss		(21,606)	(8,092)
Income (loss) before income taxes		(28,241)	(9,485)

Income tax recovery (expense)	7	3,035	337
Net income (loss) for the period		(25,206)	(9,148)

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available-for-sale financial assets		222	3,509
Foreign currency translation reserve		5,078	-
Total other comprehensive income (loss) for the period		5,300	3,509

Total comprehensive income (loss) for the period		(19,906)	(5,639)

Earnings (loss) per share
Basic		(0.11)	(0.05)
Diluted		(0.11)	(0.05)

Weighted average shares outstanding (thousands)
Basic		221,809	193,708
Diluted		221,809	193,708

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Cash Flows
(Cdn$ in thousands)
(Unaudited)

		Three months ended March 31
		2015	2014
	Note

Operating activities
Net income (loss) for the period		(25,206)	(9,148)
Adjustments for:
Depletion and amortization		10,334	10,735
Income tax expense (recovery)	7	(3,035)	(337)
Share-based compensation expense		206	2,083
Gain on derivatives	5	(11,785)	(1,082)
Finance expenses (income)		5,704	5,525
Unrealized foreign exchange loss		21,469	8,480
Other operating activities		(4)	(18)
Net change in non-cash working capital	14	(1,011)	7,063
Cash provided by (used for) operating activities		(3,328)	23,301

Investing activities
Investment in property, plant and equipment		(5,870)	(5,644)
Proceeds from the sale/settlement of derivatives	5	17,362	-
Investment in financial assets		-	(8,109)
Interest received		178	92
Cash provided by (used for) investing activities		11,670	(13,661)

Financing activities
Repayment of debt		(4,368)	(6,142)
Interest paid		(654)	(1,006)
Common shares issued for cash		-	480
Cash provided by (used for) financing activities		(5,022)	(6,668)

Effect of exchange rate changes on cash and equivalents		1,641	863
Increase (decrease) in cash and equivalents		4,961	3,835
Cash and equivalents, beginning of year		53,299	82,865
Cash and equivalents, end of period		58,260	86,700

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		March 31,	December 31,
		2015	2014
	Note

ASSETS
Current assets
Cash and equivalents		58,260	53,299
Accounts receivable		18,332	12,618
Other financial assets	8	977	6,554
Inventories	9	44,673	36,094
Current tax receivable		9,072	27,153
Prepaids		514	913
		131,828	136,631

Other financial assets	8	42,388	41,484
Property, plant and equipment	10	820,456	793,659
Other receivables		15,985	15,985
Goodwill		5,222	4,783
		1,015,879	992,542

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		35,167	42,541
Current portion of long-term debt	11	11,423	20,157
Interest payable		8,998	3,746
		55,588	66,444

Long-term debt	11	325,142	293,506
Other financial liabilities		78	110
Provision for environmental rehabilitation ("PER")		135,100	110,136
Deferred tax liabilities		97,363	100,071
		613,271	570,267

EQUITY
Share capital	12	417,944	417,944
Contributed surplus		41,129	40,890
Accumulated other comprehensive income (loss) ("AOCI")		12,133	6,833
Retained earnings (deficit)		(68,598)	(43,392)
		402,608	422,275
		1,015,879	992,542

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Changes in Equity
(Cdn$ in thousands)
(Unaudited)

	Share	Contributed		Retained
	capital	surplus	AOCI	earnings	Total
				(deficit)

Balance at January 1, 2014	372,274	38,507	4,943	10,492	426,216
Exercise of options	687	(207)	-	-	480
Share-based compensation	-	1,938	-	-	1,938
Total comprehensive income (loss) for the period	-	-	3,509	(9,148)	(5,639)
Balance at March 31, 2014	372,961	40,238	8,452	1,344	422,995

Balance at January 1, 2015	417,944	40,890	6,833	(43,392)	422,275
Share-based compensation	-	239	-	-	239
Total comprehensive income (loss) for the period	-	-	5,300	(25,206)	(19,906)
Balance at March 31, 2015	417,944	41,129	12,133	(68,598)	402,608

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

1.	REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The unaudited consolidated interim financial statements of the Company as at and for the three month period ended March 31, 2015 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint arrangement since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia, Canada and the state of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2014 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Audit and Risk Committee of the Board on May 11, 2015.

(b)	Changes in accounting policies and disclosures

IFRS 2, Share-based Payments (effective for annual periods beginning on or after July 1, 2014) clarifies the definition of a vesting condition and separately defines performance and service conditions. Based on the Company’s analysis, this clarification did not have an impact on the consolidated financial statements for the current or prior periods presented.

IFRS 3, Business Combinations (effective for annual periods beginning on or after July 1, 2014) requires that an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as a financial liability or as equity on the basis of the definitions of IAS 32. Additionally, it clarifies that IFRS 3 does not apply to the formation of any joint arrangement and that the scope exemption only applies in the financial statements of the joint arrangement itself. Based on the Company’s analysis, this standard did not have an impact on the consolidated financial statements for the current or prior periods presented.

IAS 24 Related Party Disclosures (effective for annual periods beginning on or after July 1, 2014) requires a reporting entity to include as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity. Based on the Company’s analysis, this standard did not have an impact on the consolidated financial statements for the current or prior periods presented.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

3.	REVENUE

	Three months ended March 31,
	2015	2014
Copper concentrate	58,663	98,894
Copper cathode	(130)	-
Total copper sales	58,533	98,894
Molybdenum concentrate	2,598	5,090
Silver contained in copper concentrate	704	1,012
	61,835	104,996

4.	COST OF SALES

	Three months ended March 31,
	2015	2014
Direct mining costs	56,180	62,720
Treatment and refining costs	6,770	7,702
Transportation costs	3,617	6,513
Changes in inventories of finished goods and work in process	(7,061)	8,622
Production costs	59,506	85,557
Depletion and amortization	10,308	10,652
Cost of sales	69,814	96,209

Cost of sales consists of direct mining costs, which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair & maintenance costs, depletion and amortization, operating supplies and external services.

5.	DERIVATIVE INSTRUMENTS

	Three months ended March 31,
	2015	2014
Realized gain (loss) on copper put options	13,536	(1,662)
Unrealized gain (loss) on copper put options	(1,751)	2,744
	11,785	1,082

During the first quarter, the Company received proceeds of $17,362 on the settlement and sale of the copper put option contracts. Of this, $2,244 related to the settlement of contracts that matured in-the-money in January, 2015 and $15,118 related to the sale of the contracts with maturities from February to June, 2015. The Company recognized a realized gain of $13,536 on these settlements in the three month period ended March 31, 2015.

Subsequent to the quarter end, the Company purchased additional copper put option contracts for 30 million pounds of copper spread evenly over the second and third quarter of 2015 at a strike price of US$2.50 per pound. The total cost of these put options was $1,413.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

6.	FINANCE EXPENSES

	Three months ended March 31,
	2015	2014
Interest expense	5,705	6,176
Accretion on PER	657	471
	6,362	6,647

7.	INCOME TAX

	Three months ended March 31,
	2015	2014
Current expense (recovery)	-	(234)
Deferred expense (recovery)	(3,035)	(103)
	(3,035)	(337)

8.	OTHER FINANCIAL ASSETS

	March 31,	December 31,
	2015	2014
Current:
Copper put option contracts	-	5,577
Marketable securities – available for sale	977	977
	977	6,554
Long-term:
Subscription receipts – available for sale	12,400	12,400
Reclamation deposits	29,988	29,084
	42,388	41,484

9.	INVENTORIES

	March 31,	December 31,
	2015	2014
Work in process	3,482	2,095
Finished goods:
Copper contained in concentrate	12,858	7,328
Molybdenum concentrate	458	314
Materials and supplies	27,875	26,357
	44,673	36,094

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

10.	PROPERTY, PLANT & EQUIPMENT

During the three month period ended March 31, 2015, the Company capitalized stripping costs of $2,497 and incurred other capital expenditures for Gibraltar of $535. In addition, the Company capitalized development costs of $2,218 for the Florence Copper Project and $305 for the Aley Niobium Project. The rehabilitation cost asset increased by $24,113 for the three month period ended March 31, 2015, as a result of changes in estimates during the period including market driven discount rate changes. The Company incurred depletion and amortization in mining operations of $10,546 for the three month period ended March 31, 2015.

11.	DEBT

	March 31, 2015		December 31, 2014

	Carrying Value	Fair Value	Carrying Value	Fair Value
Current:
Capital leases	4,175	4,347	13,603	13,566
Secured equipment loans	7,248	7,234	6,554	6,540
	11,423	11,581	20,157	20,106
Long-term:
Senior notes	249,826	182,443	228,343	206,127
Long-term loan	36,159	36,159	32,245	32,245
Capital leases	26,580	27,674	19,723	19,670
Secured equipment loans	12,577	12,553	13,195	13,168
	325,142	258,829	293,506	271,210

All debt instruments are classified as a level 2 financial instrument (note 16).

12.	EQUITY

(a)	Share capital

(thousands of shares)	Common shares
Common shares outstanding at January 1, 2015	221,809
Exercise of share options	-
Common shares outstanding at March 31, 2015	221,809

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

(b)	Share-Based Compensation

	Three Months Ended		Three Months Ended
	March 31, 2015		March 31, 2014
		Average		Average
(thousands of options)	Options	price	Options	price
Outstanding beginning of period	11,908	3.28	9,746	3.43
Granted	40	1.07	3,838	2.27
Exercised	-	-	(350)	1.15
Forfeited	(2)	2.27	(7)	2.94
Expired	(2,424)	4.31	(256)	3.58
Outstanding at period ended	9,522	3.01	12,971	3.15

The weighted-average fair value of the share options issued in the three month period ended March 31, 2015 was estimated at $0.31 per share option (2014: $1.07), using the Black Scholes Option Pricing Model with the following assumptions:

	Three Months Ended	Three Months Ended
	March 31, 2015	March 31, 2014
Weighted Average Forfeiture Rate (%)	-	-
Weighted Average Market Price	1.05	2.26
Weighted Average Volatility (%)	44.49	55.63
Weighted Average Risk Free Interest Rate (%)	0.45	1.64
Weighted Average Dividend Yield (%)	-	-
Weighted Average Expected Life (years)	3	4.7

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

During the three month period ended March 31, 2015, the Company did not issue any DSUs to directors (2014: 66,079). The total number of deferred and restricted share units outstanding at March 31, 2015 was 99,371 units (2013: 199,412).

13.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

At March 31, 2015, capital commitments totaled $984 on a 100% basis, of which the Company’s share was $909. At March 31, 2015, the Company’s share of operating commitments totaled $10,046.

(b)	Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As at March 31, 2015, this debt totaled $41,005 on a 100% basis.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

The Company has also guaranteed its share of additional capital lease and equipment loans totaling $19,914 on a 75% basis.

The Company is party to various contracts in respect of its operations, of which certain contracts were terminated by the Company during the prior year. The Company accrues its best estimate of the final settlement amount to be paid in respect of terminated contracts, however the actual settlement amount could differ when negotiations are finalized and any changes in cost estimates will be reflected in future periods.

14.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended
		March 31,
	2015	2014
Change in non-cash working capital items
Accounts receivable	(5,715)	(13,060)
Inventories	(8,579)	8,695
Prepaids	399	1,724
Accounts payable and accrued liabilities	(5,640)	10,012
Interest payable	443	142
Income tax (paid)/received	18,081	(450)
	(1,011)	7,063
Non-cash investing and financing activities
Assets acquired under capital lease	-	11,106
Interest earned on promissory note	-	(790)
Interest expense on royalty obligation	-	731
Royalty obligation settled by promissory note	-	(16,784)

15.	RELATED PARTIES

	Transaction value for the
	three months ended		Due from (to) related parties
		March 31,		as at March 31,
	2015	2014	2015	2014
Hunter Dickinson Services Inc.:
General and administrative expenses	1,131	600
Exploration and evaluation expenses	101	226
	1,232	826	(593)	(106)
Gibraltar joint venture:
Other operating income (management fee)	281	281
Reimburseable expenses	29	50
	310	331	574	60

Hunter Dickinson Services Inc. (HDSI) is a private company, which employs some members of the executive management of the Company and invoices the Company for their executive services as well as other services. During the first quarter of 2015, the Company incurred total costs of $1,232 (Q1 2014: $826) in transactions with HDSI. Of these, $367 (Q1 2014: $389) related to legal, tax, exploration, and business development services, $147 related to reimbursements of office rent costs (Q1 2014: $151), and $718 (Q1 2014: $286) related to compensation paid for Taseko directors and the Chief Executive Officer, who are also directors of HDSI.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

16.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

	Level 1	Level 2	Level 3	Total
March 31, 2015
Concentrate receivables	-	14,342	-	14,342
Available-for-sale financial assets
Marketable Securities	977	-	-	977
Subscription receipts	-	-	12,400	12,400
Reclamation deposits	29,988	-	-	29,988
	30,965	14,342	12,400	57,707
December 31, 2014
Concentrate receivables	-	3,867	-	3,867
Financial assets designated at FVTPL
Copper put option contracts	-	5,577	-	5,577
Available-for-sale financial assets
Marketable Securities	977	-	-	977
Subscription receipts	-	-	12,400	12,400
Reclamation deposits	29,084	-	-	29,084
	30,061	9,444	12,400	51,905

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable and payable approximate their fair value as at March 31, 2015.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

The fair value of the senior notes, a level 1 instrument, is determined based upon publicly available information. The fair value of the capital leases and secured equipment loans, level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.14% to 5.28% based on the relevant loans effective interest rate.

The fair values of the level 2 instruments, copper put option contracts are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

The subscription receipts, a level 3 instrument, are valued based on a third party transaction in the last twelve months or in the absence of a transaction, market comparison based on the average share value of comparable companies.

Commodity Price Risk

Provisional pricing mechanisms embedded within the Company’s sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivables. The table below summarizes the impact on revenue and equity for changes in commodity prices on the fair value of derivatives and the provisionally invoiced sales volumes.

Three months ended March 31,
2015
Copper increase/decrease by US$0.25/lb (2014: US$0.31/lb) 1, [2]	1,666

1The analysis is based on the assumption that the period-end copper price increases 10% with all other variables held constant. The closing exchange rate for the quarter ended March 31, 2015 of CAD/USD 1.2666 was used in the analysis.
2At March 31, 2015, 5.3 million pounds of copper in concentrate were exposed to copper price movements.